

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Du Jun
Chief Financial Officer
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
No. 48 Jinyi Road, Jinshan District, Shanghai, 200540
The People's Republic of China

> **Re: SINOPEC SHANGHAI PETROCHEMICAL CO LTD**
> **Form 20-F for the for the Fiscal Year Ended December 31, 2021**
> **Response dated August 12, 2022**
> **File No. 001-12158**

Dear Mr. Jun:

We have reviewed your August 12, 2022 response to our comments and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Correspondence dated August 12, 2022

Item 3.C. Risk Factors
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect..., page 8

1.   Please update your discussion of the Holding Foreign Companies Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Crawford at 202-551-7767 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Lesmes, Esq.